

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Jie Liu
Chief Executive Officer
Hongli Group Inc.
Beisanli Street, Economic Development Zone
Changle County, Weifang
Shandong, China 262400

  Re: Hongli Group Inc.
   Amendment No. 13 to Registration Statement on Form F-1
   Filed February 10, 2023
   File No. 333-261945

Dear Jie Liu:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 13 to Registration Statement on Form F-1 filed February 10, 2023

The Offering, page 26

1. Please update the use of proceeds section here to acknowledge the fact that Hongli Shandong has received the bank loan in connection with its Expansion Plan and how that impacts your use of proceeds from this offering.

Capitalization, page 75

2. Please revise the Capitalization table as follows:
- Include a "pro forma" column reflecting receipt of the proceeds of the loan from the Bank of Weifang.
- Reflect the repayment of the loan with offering proceeds in the final column,

which should be relabeled "pro forma as adjusted."
- Revise the introductory bullet points to the table to include a discussion of the loan closing as well as the use of proceeds to repay a portion of the loan and amounts still due on the acquisition of Yingxuan Assets.
- Revise footnotes (1) and (3) to remove references to the information that that will be incorporated into the table based on the previous bullet points.
- Explain the reason for footnote (2) or revise to remove.

<u>Exhibits</u>

3. Please file the loan agreement with the Bank of Weifang as an exhibit to your registration statement. Refer to Item 601(b)(10)(i)(A) of Regulation S-K.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou, Esq.